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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         Comprehensive Care Corporation
         -------------------------------------------------------------
                                (Name of Issuer)

                         Comprehensive Care Corporation
         -------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

         7 1/2% Convertible Subordinated Debentures due April 15, 2010
         -------------------------------------------------------------
                         (Title of Class of Securities)

                                   204620AA6
         -------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

Chriss W. Street, 4350 Von Karman Avenue, Suite 280, Newport Beach, CA 92660
                                 (800) 678-2273
         -------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 Not Applicable
         -------------------------------------------------------------
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           Calculation of Filing Fee
                   --------------------------------------------
     Transaction
     valuation*               Amount of Filing Fee
     $9,538,000                     $6,358.67
                   --------------------------------------------

* Estimated solely for the purpose of calculating the filing fee, pursuant to Rule 0-11(a)(4) and 0-11(b)(2), for filing this Schedule 13E-4 (as hereafter from time to time may be amended herein called the "Schedule") equal to one-fiftieth (1/50th) of one percent of one-third of the value of the maximum amount of Debentures to be acquired by the Issuer (the "Transaction Value") based on the average of the bid and asked prices of the Debentures as reported by some of the market makers in the Debentures as of a trading date within the five trading days prior to the date of this filing by the Issuer, or the book value of the Debentures in the event there is no such market value known or reasonably available. The $9,538,000 maximum original principal amount of Debentures to be exchanged represents $9,538,000 in value on the Issuer's books. The Issuer has an accumulated capital deficit, thereby qualifying for a two-thirds fee discount as such an Issuer, a specifically described category of financially distressed entity listed in Rule 0-11(a)(4).

     /  /    Check box if any part of the fee is offset as
             provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing

Amount Previously Paid:
----------------------------
Form or Registration Number:
----------------------------
Filing Party:
----------------------------
Date Filed:
----------------------------

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ITEM 1.  SECURITY AND ISSUER

         (a) Comprehensive Care Corporation, 4350 Von Karman Avenue, Suite 280, Newport Beach, California 92660 (the "Issuer").

         (b) For each $1000 original principal amount (the "face amount") of the Issuer's 7 1/2% Convertible Subordinated Debentures due April 15, 2010 ("Debentures") in the aggregate original principal amount outstanding at August 31, 1995 of $9,538,000 and a waiver of the interest accrued and unpaid since April 15, 1994 in excess of $80.00, the Issuer proposes to exchange considerations comprised of the following: a right to receive payment of principal of $500 in cash, and sixteen (16) shares of authorized and previously unissued Common Stock, par value $.01 per share ("Common Stock") of the Issuer approximately worth $120 in defined value and a right to receive an interest payment of $80 in cash. The combined aggregate of the Issuer's cash and Common Stock exchangeable per $1,000 face amount of Debentures is called the "Exchange Consideration." The shares of Common Stock worth a defined value of approximately $120 included in the Exchange Consideration are herein sometimes called the "Common Shares." If the Debentures are tendered after the record date for payment of interest, the Exchange Consideration will be reduced on a dollar for dollar basis for the amount of interest paid or payable.

         (c) The Debentures are traded over-the-counter, although trading in these securities is limited and sporadic. The section headed - "Price Range of Debentures" on pages __ through __ of the Offering Circular is incorporated herein by this Reference.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 (a) The Issuer contemplates receiving cash proceeds that may come from one or a combination of these potential cash sources:

                          (i) The Issuer has filed a 1995 Federal income tax return claiming a tax refund of approximately $9.4 million.

                          (ii) The Issuer is the beneficiary of a $2.7 million judgment bond, and if its judgment is successfully upheld on appeal, the Company will receive the proceeds.

                          (iii) The Issuer also intends concurrently to solicit from the holders of its Common Stock ("stockholders") stockholder approval, pursuant to a Shareholder Approval Policy of the New York Stock Exchange, Inc. ("NYSE"), to the issuance of additional shares of Common Stock or securities in an amount which represents voting rights or value greater than twenty percent (20%) of the amount of Common Stock previously outstanding. Some or all of the cash portion of the Exchange Consideration may be comprised of the proceeds of such transaction.

                          (iv)    In connection with the Exchange Offer,
                                  if the stockholders approve an issuance of Common Stock or issuance of a derivative security based on the value of Common Stock, such issuance may dilute the Common Shares presently outstanding or issuable pursuant to the conversion of the Debentures (in some circumstances such dilution may be lessened because the Debentures provide for certain market-price-based anti-dilution adjustments which will be triggered only if a placement price is set below market price, and only makes an adjustment to the extent proportionate to dilution of all outstanding shares; provided, however, the price of the Common Stock for purposes of conversion, as adjusted previously, is approximately $230.21, or $220.71 below the September 13, 1994 closing price of the Common Stock as quoted on the NYSE Composite Tape) and, therefore, are "out-of-the-money."

                          (v)     The Letter Agreement requires the
                                  representative, Mr. Jay H. Lustig, to use best efforts to collect from Participating Securityholders as many notices of rescission of acceleration of Debentures as would comprise a majority of the aggregate face value outstanding. Mr. Lustig aggregating is believed to have delivered on behalf of Participating Securityholders approximately
                                  26% (at least 23% too few) of the aggregate face value outstanding. Mr. Lustig, to the Issuer's knowledge, has not further exercised any solicitation efforts.

                                  The Debenture Trustee has described the
                                  notices delivered to it by or on behalf of Mr. Lustig as invalid. Therefore the Trustee has requested that a general mailing of written requests for Debentureholder to give notice of rescission of acceleration be mailed by the Trustee to Debentureholders and to include with such notice a further notice, of record and payment dates, that is to be distributed concurrently with the Consent Solicitation.

                                  Solicitations of a notice of rescission
                                  of acceleration of the Debentures may result in a rescission of the acceleration. If effected, the rescission could improve the prospects of the Issuer's completing a registered public offering or other placement of its Common Stock or other securities. A rescission of acceleration also could affect the creditor's rights of Debentureholders relative to any other general creditors or subordinated creditors of the Issuer.

                          (vi) The Trenwith Group, investment bankers, 660 Newport Center Drive, Suite 330, Newport Beach, California 92660 have, on behalf of the Issuer, solicited private investors with respect to any interest they may have in a making an investment in convertible debt, secured or unsecured, of the Issuer. The Issuer has and in the future may engage investment bankers or consultants to advise the Issuer and/or to offer, sell, or solicit offers or other indications of interest in the Issuer's securities, when and where permitted by law. For purposes of the preceding sentence, the term securities includes debt securities, non-convertible or convertible into Common Stock, secured or unsecured by collateral, and subordinated or unsubordinated.

                          (vii) The Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1995 describes, under the heading, "MDSA" other potential sources of funds of the Company, and the information on pages of the Form 10-K within this section heading is incorporated herein by this reference.

                          (viii) All new or reissued debt that the debt that the Company is anticipating to issue will be senior indebtedness relative to Debentures.

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ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR
AFFILIATE

        The Debentures are due and payable immediately pursuant to an acceleration thereof in February 1995. The purpose of the tender offer is to offer the Exchange Consideration in exchange for each $1,000, or integral multiple thereof, in original principal amount of the outstanding Debentures.

        The Issuer is a party to a letter agreement dated March 3, 1995
        (the "Letter Agreement") with Mr. Jay H. Lustig, an individual acting formally as a representative of certain holders of Debentures (therein called the "Participating Securityholders"). The Letter Agreement is filed as an Exhibit hereto and is incorporated herein by this reference. The Letter Agreement provides for, among other things, the representative permitted the Company to condition its exchange on Participating Securityholders, whom the representative negotiated the Letter Agreement, properly tendering and not withdrawing prior to the consummation of the Exchange Offer (the "Exchange") $2.5 million in principal amount. The Issuer does not condition its obligation any particular amount of Debentures being tendered by some or all of teh Debentureholders obtaining consents to rescind acceleration of the Debentures.

        In addition to tendering Debentures, holders are asked to execute a form of Notice of Rescission of Acceleration, which is filed as an Exhibit hereto, and is incorporated herein by this reference. Unless holders of a majority of original principal amount of Debentures outstanding approve a rescission of acceleration, the Issuer does not anticipate holders of Senior Debt consenting to the Issuer's payment of Exchange Consideration.

        Debentures which are exchanged for Exchange Consideration will be retired. See Item 2(a)(iv), above, which is incorporated herein by this reference.

        In connection with the proposed exchange for Debentures, the Issuer has not taken any action with the purpose of deregistering Debentures in accordance with the Securities Exchange Act of 1934, as amended; provided, that, prior to the Exchange Offer the Debentures have been held by fewer than 300 record holders. The Debentures would have been deregistrable at any time prior to the Exchange Offer ninety (90) days after filing with the Commission a certification that in fact there are fewer than 300 record holders on Form 15. The Compnay may consider deregistration of Debentures at some future time if circumstances exist under which the Debentures will be deregistrable after the Exchange Offer.

        The Company has no present intention to retire any Debentures prior to their original maturity date except pursuant to the Exchange Offer.

        Except to the extent indicated in the preceding paragraph, the Issuer has no plans or proposals of the type enumerated in Item 3 of Schedule 13E-4.


ITEM 4. INTEREST IN SECURITIES OF THE ISSUER

        There have been no transactions in the Debentures by the Issuer or any of its executive officers, directors, affiliates, or any associate or subsidiary thereof, during the forty (40) business days of the Issuer immediately preceding the filing hereof.

        For this purpose, the statement does not include any persons on account of "affiliate" status, and includes those subsidiaries and an entities controlled, directly and indireclty, by the Issuer.


ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

        The Letter Agreement dated March 3, 1995, which is filed as an Exhibit hereto, is incorporated herein by this reference. The amount of the Exchange Consideration was determined in the Letter Agreement based upon negotiations between the Issuer and Mr. Jay H. Lustig, an individual representing holders of an estimated $2.5 million portion of the outstanding Debentures including the persons who had filed an involuntary petition to commence a bankruptcy liquidation of the Issuer. On March 3, 1995, the Participating Securityholders agreed through Mr. Lustig to support the dismissal of the petition before that petitioned-for bankruptcy case was commenced. The petition was dismissed on March 6, 1995.

        Subsequent to executing that Letter Agreement, the Issuer received copies of notices of resession of acceleration representing 26% of the Debentures' in outstanding principal amount, all of which were believed sent by the Debentureholders represented by Mr. Lustig. All of the notices were addressed to the Trustee and the Issuer and purported to notify the Trustee to rescind acceleration of the Debentures. The Trustee's legal counsel has described the notices as invalid because, among other reasons, the representative should not have directly mailed these forms of notice to, and directly received back originally signed notices from, record holders of Debentures. Those notices and notices subsequently received were signed by holders of aggregately less than half of the face value of Debentures, and therefore the notices would have been insufficient even if they had not been invalid (a majority of the outstanding principal amount being necessary to rescind acceleration). Mr. Jay H. Lustig, the representative, undertook sole responsibility for obtaining notices of rescission of acceleration pursuant to the Letter Agreement. The Issuer knows of no current activity of Mr. Lustig in this regard.

        The Letter Agreement provides that the Company will use its best efforts to offer the Debentureholders an exchange of cash of $500 as principal and $80 as interest and $120.00 worth of shares of Common Stock, a number calculated based on their market value during a defined trading period -- March 6, 1995 through May 19, 1995.

        The Letter Agreement provides that the exchange will be consummated within 180 days; provided, however, the Issuer's obligation is conditioned upon the satisfaction of Mr. Lustig's obligations. The Issuer is or will be soliciting pursuant to a proxy statement the Notices of Rescission of Acceleration from Debentureholders only because Mr. Lustig's original efforts were, among other things, invalid and insufficient. The management attributes the Issuer's delay to the failure of Mr. Lustig. The management of the Issuer believes that the continuance of the acceleration of the Debentures has adversely affected the Issuer's ability to perform its obligation, if any, to make an exchange offer and that the time expended by the Issuer has been


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

        reasonable in the circumstances. The acceleration of Debentures constitutes a default under Senior Debt instruments.

        The Debentureholders represented by Mr. Lustig agreed to consent to a waiver of acceleration and did so.

        While the acceleration and any Event of Default continue, the Trustee also can institute a lawsuit and obtain a judgment against the Issuer for the full face value of the Debentures plus unpaid interest and costs.

        The Letter Agreement provides for a pledge in favor of Mr. Lustig and all of the Debentureholders of all of the shares of CareUnit, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer. The management of the Issuer believes that the Issuer's performance of the exchange offer obligation will not arise until Mr. Lustig uses best efforts to provide proper notices of rescission of acceleration from a majority of the face value of Debentures; provided, that a disposition of the shares would have been permitted at any time after approximately August 28, 1995, or 180 days from March 3, 1995, if Mr. Lustig were to have performed substantially all of his, and to cause all of the participating Securityholders to perform substantially all of their, obligations on a timely basis.

        Pursuant to the Letter Agreement every holder of Debentures who tenders them for exchange is to receive interest in an amount of $80 in cash in lieu of receiving actual interest. It is estimated that the interest (and default interest thereon) accrued through October 15, 1995 is approximately $117 per $1,000 of face value of Debentures. To the extent this accrual exceeds the $80 in cash amount allocated as interest, the tender of Debentures is deemed to be a waiver of interest.

        The Debentures were issued pursuant to an Indenture dated April 25, 1985 (the "Indenture") between the Issuer and Bank of America,
        National Trust and Savings Association, as Trustee (including any successors, herein called the "Trustee"). According to the Indenture between the Issuer and the Trustee, no payment may be made to the holders of Debentures if any Senior Debt, as defined in the Indenture, has matured and is unpaid or if any Senior Debt, as so defined, is in default and if such default would permit acceleration of the Senior Debt and if only legal action concerning the default is commenced or if the Senior Debt holder gives notice to the Issuer of such default .

        The Issuer has from time to time engaged and compensated firms for the purpose of facilitating a placement of securities including, but not limited to, Chriss Street & Co., an investment banking firm affiliated with Chriss W. Street, the Chairman, Chief Executive Officer and President of the Issuer as approved by the Board of Directors. In addition from time to time some of the investors introduced to the Issuer by Mr. Street have discussed follow-on investments with the Issuer's management. Chriss Street & Co. may receive compensation in connection with such investments if approved by the Board of Directors in the particular instance.

        Item 6 of this Schedule 13E-4 is incorporated herein by this reference.

        The "Risk Factors," "Other Factors to Consider," "The Exchange Offer," "Interests of Certain Persons," "Principal Stockholders," "Use of Proceeds," "Dividend Policy," "Capitalization," "Changes in Accountants," "Description of Debentures" and "Description of Capital Stock" portions of pages __ through __ in the Offering Circular are incorporated herein by this reference.


ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

        The Exchange Offer is being made by the Company in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by Section 3(a)(9) thereof. The Issuer, therefore, will not pay any commission or other remuneration to any broker, dealer, salesman, or other person for soliciting tenders of the Debentures. Regular employees of the Company and its subsidiaries, who will not receive additional compensation therefor, may solicit exchanges from holders of the Debentures.


ITEM 7. FINANCIAL INFORMATION

        This reference hereby incorporates "Management's Discussion and Analysis" and the financial statements, and the notes thereto, included in the Issuer's Form 10-K for the fiscal year ended May 31, 1995, as filed on September 13, 1995, with the Securities and Exchange Commission (the "Commission") on pages __ through __ thereof.


ITEM 8. ADDITIONAL INFORMATION

        The Issuer intends to conduct the Exchange Offer in accordance with
        Section 3(a)(9) of the Securities Act of 1933, as amended (the ""Securities Act", in order that the Common Shares issued in the exchange will not require Securities Act registration.

        The Issuer has applied for listing on the New York Stock Exchange ("NYSE") of the Common Shares forming part of the Exchange Consideration. The NYSE has indicated approval thereof. The Issuer intends to obtain approval from the NYSE for listing upon notice of issuance prior to consummation of the Exchange, if necessary, of the Common Shares, which are issuable to tendering Debentureholders.

        A sale of Common Stock or derivative securities is contemplated in the event that the Issuer needs funds, or anticipates such needs into the future, including funds for, amount other things, the cash payment portion of the Exchange Consideration.

        Various documents and actions required to be delivered or taken pursuant to the Indenture are subject to approval by Bank of America, National Trust and Savings Association, the Trustee under the Indenture as to proper form and substance and as to compliance with the


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
        Indenture. The Indenture contains terms and provisions regarding, among other things, defaults and cures which may affect, directly and indirectly, the Exchange Offer.

        "Description of Debentures," "Risk Factors," and "The Exchange Offer -- Conditions of the Exchange Offer," in the Offering Circular are hereby incorporated herein by reference.

        The prospects of completing the exchange for Debentures may be adversely affected if the Issuer is unsuccessful in obtaining Stockholder approval to issue additional shares of Common Stock and derivative securities.

        The consummation of the Exchange Offer is intended to follow the rescission of the Debenture acceleration. If the Debenture acceleration is continuing there may be a material adverse effect on possibilities to consummate the Exchange Offer.

        If the Debentures continue to be accelerated, the Issuer's Senior Debt, as defined in the Indenture, may notify the Issuer of defaults permitting acceleration of Senior Debt or commence suit to pursue such claims. If the Senior Debt holders take such actions prior to the consummation of the Exchange Offer, the Issuer and its Paying Agent or Agents, will not be permitted to deliver the Exchange Consideration to the tendering Debentureholders until such Senior Debt default is paid, provided for in a manner acceptable to the Senior Debt holder, or waived in writing by the Senior Debt holder.

        Debentures are tendered by delivering a Letter of Transmittal to Continental Stock Transfer & Trust Company (the "Exchange Agent").

        The tendering Debentureholder will, in order to cause the Issuer to accept the Debenture for Exchange, return to the Trustee a letter submitting notice of rescission of the acceleration of the Debentures; waiver of specified and unspecified Events of Default; waiver of all accrued interest, and interest accruing hereafter through and including the date of an Exchange, and interest on default interest, that would aggregate approximately One Hundred Seventeen Dollars ($117) as of October 15, 1995 other than that certain $80.00 interest portion of the Exchange Consideration.

        Notices of Rescission of Acceleration will be solicited by the Company only pursuant to a Proxy Statement attached as an Exhibit hereto and incorporated herein by this reference. In order to rescind acceleration, there must, among other things, be approval by a majority in outstanding principal of Debentures and payment, cure or waiver of all continuing Events of Default. At least a majority of the outstanding face amount of Debentures must submit such notice to the Trustee for rescission of the acceleration of Debentures as a condition to the Issuer's obligation to Exchange. All tendered and not withdrawn Debentures will be deemed to have the effects described in the Proxy Statement.

        All other notices given or authorized under the Indenture that Management and the Board of Directors of the Issuer solicit will be solicited pursuant to a Debentureholder Proxy Statement filed as a proxy statement and additional proxy materials on Schedule 14A under the Securities Exchange Act of 1934.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

        The Exhibit Index attached to this Schedule is incorporated herein by this reference.


                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


                                      COMPREHENSIVE CARE CORPORATION


                                                  /s/ Kerri Ruppert
                                      ----------------------------------------
                                      Kerri Ruppert
                                      Vice President, Chief Accounting Officer
Date:  September __, 1995             and Secretary/Treasurer

                                 EXHIBIT INDEX

Exhibit No.

99.8     (a)     (i)    Offering Circular and Cover Letter*
99.9             (ii)   Letter of Transmittal*
99.10            (iii)  Notice of Rescission of Acceleration*
99.11            (iv)   Covering Letter from Trustee to Debentureholders*
99.12            (v)    Covering Letter from Issuer to Debentureholders*
99.13            (vi)   Proxy Statement as filed by the Issuer pursuant to the
                        Securities Exchange Act* incorporated by reference
99.14            (vii)  The Issuer's Amendment No. 1 on Form 10-K/A for the
                        fiscal year ended May 31, 1995 filed on September 14,
                        1995 (sometimes called the "Form 10-K")* incorporated
                        by reference
99.15            (viii) The Issuer's Form 8-K dated _______, 1995, filed by the
                        Issuer, to report, under Item 4 thereof, a change in
                        accountants
99.16            (ix)   The Issuer's Form 8-K dated _______, 1995, filed by the
                        Issuer, to report, under Item 4 thereof, a change in
                        accountants
99.17            (x)    The Issuer's Form 8-K/A dated _______, 1995, filed by
                        the Issuer, to report, under Item 4 thereof, a change in
                        accountants
99.18            (xi)   The Issuer's Schedule 14A Proxy Statement as filed by
                        the Issuer on or about September 14, 1995 with the
                        Commission pursuant to the Securities Exchange Act in
                        respect to holding a Special Meeting of holders of the
                        Common Stock to approve a sale and issuance of
                        authorized and previously unissued Common Stock;
                        Preferred Stock, par value $50 per share; derivative
                        securities whose value would be based on shares of
                        either class of capital stock, including for example
                        but without limitation, an issue of indebtedness that
                        is senior relative to the Debentures ("Senior Debt")
                        whether secured or unsecured; convertible or
                        non-convertible; voting or non-voting; participating
                        or non-participating; and with rights and privileges
                        agreed upon by the Company
99.19    (c)     (i)    Indenture dated April 25, 1985 between the Company and
                        Bank of America, National Trust and Savings Association,
                        is incorporated by reference to Exhibit 4 to the
                        Company's Form S-3 Registration No. 2-97160 filed April
                        25, 1985 regarding an aggregate $46,000,000 original
                        principal amount of the Debentures
99.20            (ii)   Letter Agreement dated March 3, 1995 between the Issuer
                        and Mr. Jay H. Lustig a representative of certain
                        holders of Debentures
99.21            (iii)  Notice of rescission of acceleration in the form
                        delivered by Debentureholders represented by Mr. Jay
                        Lustig
______________

*  To be distributed to Debentureholders.


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